# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forte Biosciences, Inc., CIK 0001419041
CUSIP: 34962G208
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3060 Pegasus Park Drive, Building 6, Dallas, Texas (TX), 75247
Date of event which requires filing of this statement: 11/20/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001358629

## Reporting persons
- Nemean Asset Management, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 432,276; sole dispositive power 0; shared dispositive power 432,276; aggregate amount beneficially owned 432,276 (6.76% of the class)
- Steven M. Oliveira: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 432,276; sole dispositive power 0; shared dispositive power 432,276; aggregate amount beneficially owned 432,276 (6.76% of the class)

## Item 1. Issuer
Name of issuer: Forte Biosciences, Inc.
Address of issuer's principal executive offices: 3060 Pegasus Park Drive, Building 6, Dallas, Texas 75247

## Item 2. Person Filing
Name of person filing:
Nemean Asset Management, LLC
Steven Oliveira
Address of principal business office or, if none, residence:
Nemean Asset Management, LLC:
207 Commodore Drive
Jupiter, FL 33477

Steven Oliveira:
c/o Nemean Asset Management, LLC
207 Commodore Drive
Jupiter, FL 33477
Citizenship:
Nemean Asset Management, LLC - Florida
Steven Oliveira - U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Nemean Asset Management, LLC: 432,276
Percent of class: 6.76
Sole power to vote or to direct the vote:
Nemean Asset Management, LLC - 0.

Steven Oliveira - 0
Shared power to vote or to direct the vote:
Nemean Asset Management, LLC - 432,276

Steven Oliveira - 432,276
Sole power to dispose or to direct the disposition:
Nemean Asset Management, LLC - 0.

Steven Oliveira - 0
Shared power to dispose or to direct the disposition:
Nemean Asset Management, LLC - 432,276

Steven Oliveira - 432,276

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nemean Asset Management, LLC: /s/ Steven Oliveira, Steven Oliveira, Authorized Signatory (01/10/2025)
- Steven M. Oliveira: /s/ Steven Oliveira, Steven Oliveira (01/10/2025)